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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: September 2003	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of registrant's name into English)

725 Montée de Liesse
Ville Saint-Laurent, Quebec
Canada H4T-1P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

MATERIAL CHANGE REPORT

Section 146(1) of the Securities Act (Alberta)
Section 85(1) of the Securities Act (British Columbia)
Section 76(2) of The Securities Act, 1990 (Newfoundland)
Section 81(2) of the Securities Act (Nova Scotia)
Section 75(2) of the Securities Act (Ontario)
Section 84(1) of The Securities Act, 1988 (Saskatchewan)

1.     Reporting Issuer

  Gildan Activewear Inc.
  725 Montée de Liesse
  Ville Saint-Laurent, Québec
  H4T 1P5

2.     Date of Material Change

  September 12, 2003

3.     Press Release

  A Press Release was issued by Gildan Activewear Inc. ("Gildan") on September 12, 2003 in Montréal, Québec. A copy of the press release is annexed hereto and forms an integral part hereof.

4.     Summary of Material Change

  On September 12, 2003, Gildan announced that it expects its earnings for the fourth quarter and for the full 2003 fiscal year to be lower than previously forecasted. Gildan is forecasting full year diluted EPS in the range of $2.55 – $2.60, up 13% – 15% from fiscal 2002.

5.     Full Description of Material Change

  On September 12, 2003, Gildan announced that it expects its earnings for the fourth quarter and for the full 2003 fiscal year to be lower than previously forecasted. Gildan is forecasting full year diluted EPS in the range of $2.55 – $2.60, up 13% – 15% from fiscal 2002. The Company's previous outlook for the current year had reflected guidance towards the high end of the range of $2.70 – $2.80 for diluted EPS. All EPS data for fiscal 2003 include the special charge reflected in the second quarter for closure of the Montreal sewing facility.

  In U.S. dollars, the revised fiscal 2003 guidance represents a 20% — 23% increase over fiscal 2002.

  Unit sales from U.S. distributors to screenprinters have continued to be strong in July and August, according to the S.T.A.R.S. report issued by ACNielsen Market Decisions. Market growth in T-shirts was 21.7% in July and preliminary data for August shows growth of 4.5%. However, this growth is not translating into a corresponding rate of inventory replenishment at the distributor level, due primarily to timing issues, and is resulting in lower than projected unit sales for Gildan into the distributor channel. The Company expects to end the fourth quarter with inventories in the distributor channel at a similar level to last year, in spite of the strong overall market growth and Gildan's continuing market share penetration. Gildan's market share has continued to increase in all product categories in the first two months of the fourth quarter. Market share in T-shirts in the U.S. distributor channel exceeded 30% in both July and August. Market share in sport shirts averaged 21.0% for the two months, and the Company is now achieving significant penetration in the fleece segment, with a share of 13.4% in July, and 20.9% in August based on the preliminary data.

  In addition to the timing impact of lower unit volumes, EPS for the quarter will be negatively impacted by lower than forecast gross margins due to a lower-value product mix and more promotional activity. Selling, general and administrative expenses will be lower than forecast due to lower volume-related expenses and a reduction in variable compensation. The Company believes that the lower than forecast results for the fourth quarter largely reflect short-term timing issues and that its continuing positive market share momentum and the cost reductions from its recent capital investments position it well to sustain strong EPS growth in fiscal 2004. The Company still expects to achieve 15% EPS growth in fiscal 2004 over its prior guidance range of $2.70 – $2.80 for the current financial year.

  H. Gregory Chamandy, Chairman and Chief Executive Officer of Gildan Activewear, commented: "After seven successive quarters of exceeding our earnings projections, it is disappointing to have to lower our guidance for the fourth quarter of fiscal 2003 because of short term factors. However, our overall results for the year still reflect 13% to 15% EPS growth over our record performance in fiscal 2002, despite the impact of the weaker U.S. dollar. Our manufacturing cost reductions and our continuing market share penetration have more than offset the negative impact of the weaker U.S. exchange rate, and provide us with the confidence that we will achieve our stated EPS growth and strategic objectives in 2004 and beyond."

6.     Reliance/Confidential

  Not Applicable

7.     Omitted Information

  Not Applicable

8.     Senior Officer

  Stéphane Lemay
  Vice-President, Public and Legal Affairs
  (514) 734-8394

9.     Statement of Senior Officer

  The foregoing accurately discloses the material change referred to herein.

DATED at Montreal this 22nd day of September, 2003.

GILDAN ACTIVEWEAR INC.
By:	/s/ STÉPHANE LEMAY Name: Stéphane Lemay Title: Vice-President, Public and Legal Affairs

PRESS RELEASE

Contact:	Laurence G. Sellyn, Executive Vice President Finance and Chief Financial Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com

Gildan Activewear Reduces EPS Guidance for Fourth
Quarter and Full 2003 Fiscal Year

– Short-Term Factors not Expected to Affect EPS Growth Objectives for Fiscal 2004 and Beyond –
– Growth in Industry Demand and Market Share Continues –

Montreal, Friday, September 12, 2003 — Gildan Activewear (NYSE: GIL; TSX: GIL.A) today announced that it expects its earnings for the fourth quarter and for the full 2003 fiscal year to be lower than previously forecasted. Gildan is forecasting full year diluted EPS in the range of $2.55 – $2.60, up 13% – 15% from fiscal 2002. The Company's previous outlook for the current year had reflected guidance towards the high end of the range of $2.70 – $2.80 for diluted EPS. All EPS data for fiscal 2003 include the special charge reflected in the second quarter for closure of the Montreal sewing facility.

In U.S. dollars, the revised fiscal 2003 guidance represents a 20% – 23% increase over fiscal 2002.

Unit sales from U.S. distributors to screenprinters have continued to be strong in July and August, according to the S.T.A.R.S. report issued by ACNielsen Market Decisions. Market growth in T-shirts was 21.7% in July and preliminary data for August shows growth of 4.5%. However, this growth is not translating into a corresponding rate of inventory replenishment at the distributor level, due primarily to timing issues, and is resulting in lower than projected unit sales for Gildan into the distributor channel. The Company expects to end the fourth quarter with inventories in the distributor channel at a similar level to last year, in spite of the strong overall market growth and Gildan's continuing market share penetration. Gildan's market share has continued to increase in all product categories in the first two months of the fourth quarter. Market share in T-shirts in the U.S. distributor channel exceeded 30% in both July and August. Market share in sport shirts averaged 21.0% for the two months, and the Company is now achieving significant penetration in the fleece segment, with a share of 13.4% in July, and 20.9% in August based on the preliminary data.

In addition to the timing impact of lower unit volumes, EPS for the quarter will be negatively impacted by lower than forecast gross margins due to a lower-value product mix and more promotional activity. Selling, general and administrative expenses will be lower than forecast due to lower volume-related expenses and a reduction in variable compensation. The Company believes that the lower than forecast results for the fourth quarter largely reflect short-term timing issues and that its continuing positive market share momentum and the cost reductions from its recent capital investments position it well to sustain strong EPS growth in fiscal 2004. The Company still expects to achieve 15% EPS growth in fiscal 2004 over its prior guidance range of $2.70 – $2.80 for the current financial year.

H. Gregory Chamandy, Chairman and Chief Executive Officer of Gildan Activewear, commented: "After seven successive quarters of exceeding our earnings projections, it is disappointing to have to lower our guidance for the fourth quarter of fiscal 2003 because of short term factors. However, our overall results for the year still reflect 13% to 15% EPS growth over our record performance in fiscal 2002, despite the impact of the weaker U.S. dollar. Our manufacturing cost reductions and our continuing market share penetration have more than offset the negative impact of the weaker U.S. exchange rate, and provide us with the confidence that we will achieve our stated EPS growth and strategic objectives in 2004 and beyond."

Profile

Gildan Activewear is a public, vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S. and European apparel markets. The company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 8,500 full-time employees.

(Unless otherwise indicated, all amounts are expressed in Canadian dollars.)

Certain statements included in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company's future results.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
Date: September 22, 2003
	By:	/s/ STÉPHANE LEMAY Name: Stéphane Lemay Title: Vice-President, Public and Legal Affairs

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SIGNATURES